- ------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            SPURLOCK INDUSTRIES, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   852190-10-7
                                 (CUSIP Number)

          Warren E. Beam, Jr., 5090 General Mahone Highway, P.O. Box 8
                     Waverly, Virginia 23890 (804) 834-3113
 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 30, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 17 Pages

- ------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ----------------------------------  ------------------------------------------

     CUSIP No. 852190-10-7                      Page 2 of 17 Pages

- ----------------------------------  ------------------------------------------

- -------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Spurlock Family Limited Partnership

- -------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]

            Not Applicable                                             (b)  [_]

- -------------------------------------------------------------------------------
3           SEC USE ONLY



- -------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            OO

- -------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [_]

            Not Applicable

- -------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia

- -------------------------------------------------------------------------------
                              7           SOLE VOTING POWER

        NUMBER OF                         3,364,800

         SHARES             ---------------------------------------------------
                              8           SHARED VOTING POWER
      BENEFICIALLY
                                          -0-
        OWNED BY
                            ---------------------------------------------------
          EACH                9           SOLE DISPOSITIVE POWER

        REPORTING                         3,364,800

         PERSON             ---------------------------------------------------
                              10          SHARED DISPOSITIVE POWER
          WITH
                                          -0-

- -------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,364,800

- -------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [_]

            Not Applicable

- -------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.0%

- -------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            PN

- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------   ------------------------------------------

   CUSIP No. 852190-10-7                     Page 3 of 17 Pages

- ------------------------------   ------------------------------------------

- -------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Spurlock Family Corporation

- -------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]

            Not Applicable                                             (b)  [_]

- -------------------------------------------------------------------------------
3           SEC USE ONLY



- -------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            OO

- -------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [_]

            Not Applicable

- -------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia

- -------------------------------------------------------------------------------
                             7           SOLE VOTING POWER

        NUMBER OF                        -0-

         SHARES            ----------------------------------------------------
                             8           SHARED VOTING POWER
      BENEFICIALLY
                                         3,364,800
        OWNED BY
                           ----------------------------------------------------
          EACH               9           SOLE DISPOSITIVE POWER

        REPORTING                        -0-

         PERSON            ----------------------------------------------------
                             10          SHARED DISPOSITIVE POWER
          WITH
                                         3,364,800

- -------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,364,800

- -------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [_]

            Not Applicable

- -------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.0%

- -------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            CO

- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the Common Stock, no par value per share ("Common Stock"), of Spurlock Industries, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 5090 General Mahone Highway, P.O. Box 8, Waverly, Virginia 23890.


Item 2.           Identity and Background.

                  Spurlock Family Limited Partnership

                  Spurlock Family Limited Partnership (the "Partnership") is a limited partnership organized under the laws of the Commonwealth of Virginia. The Agreement of Limited Partnership (the "Partnership Agreement") is attached to this Schedule 13D as Exhibit A. The general partner of the Partnership is Spurlock Family Corporation, control of which is shared equally by Harold N. Spurlock, Irvine R. Spurlock, and H. Norman Spurlock, Jr. (the "Shareholders"). Its principal business is investing in and holding stock. The address of its principal business and principal office is 5090 General Mahone Highway, P.O. Box 8, Waverly, Virginia 23890. During the past five years, the Partnership has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor has the Partnership been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Spurlock Family Corporation

                  Spurlock Family Corporation (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Control of the Corporation is shared equally by the Shareholders. Its principal business is investing in and holding stock. The address of its principal business and principal office is 5090 General Mahone Highway, P.O. Box 8, Waverly, Virginia 23890. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor has the Corporation been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 3 of 17 Pages

                  Harold N. Spurlock

                  (a)      Harold N. Spurlock.

                  (b) The business address of Mr. Spurlock is 5090 General Mahone Highway, Waverly, Virginia 23890.

                  (c) Mr. Spurlock is Vice President for Product Development of Spurlock Adhesives, Inc. ("Spurlock Adhesives"), a wholly owned subsidiary of the Issuer and whose address is the same as the Issuer's as set forth in Item 1.

                  (d) During the past five years, Mr. Spurlock has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Mr. Spurlock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Spurlock is a citizen of the United States of America.

                  Irvine R. Spurlock

                  (a)      Irvine R. Spurlock.

                  (b) The business address of Mr. Spurlock is 5090 General Mahone Highway, Waverly, Virginia 23890.

                  (c) Mr. Spurlock is Chairman of the Board, President and Chief Executive Officer of the Issuer, whose address is set forth in Item 1 above, and Chairman of the Board and President of Spurlock Adhesives, Inc., a subsidiary of the Issuer, whose address is the same as the Issuer's.

                  (d) During the past five years, Mr. Spurlock has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Mr. Spurlock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Spurlock is a citizen of the United States of America.

                               Page 4 of 17 Pages

                  H. Norman Spurlock, Jr.

                  (a)      H. Norman Spurlock, Jr.

                  (b) The business address of Mr. Spurlock is 5090 General Mahone Highway, Waverly, Virginia 23890.

                  (c) Mr. Spurlock is Executive Vice President and Secretary of the Issuer, whose address is set forth in Item 1 above, and Executive Vice President and Secretary of Spurlock Adhesives, Inc., a subsidiary of the Issuer, whose address is the same as the Issuer's.

                  (d) During the past five years, Mr. Spurlock has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Mr. Spurlock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Spurlock is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Spurlock Family Limited Partnership

                  On August 21, 1996, the Partnership obtained the right to acquire 3,386,400 shares of Common Stock when the Corporation, as general partner, and the Shareholders, as limited partners, agreed to make capital contributions to the Partnership of certain of their shares of Common Stock.

                  Spurlock Family Corporation

                  On July 4, 1996, the Corporation obtained the right to acquire 100,944 shares of Common Stock when the Shareholders agreed to make capital contributions to the Corporation of certain of their shares of Common Stock. On August 21, 1996, the Corporation contributed this right to the Partnership. As the sole general partner of the Partnership, the Corporation has the shared voting power and the shared investment power of the shares held by the Partnership, which holds the right to acquire 3,364,800 shares of Common Stock. Accordingly, the Corporation has beneficial ownership of 3,364,800 shares of Common Stock.


                               Page 5 of 17 Pages

                  Harold N. Spurlock

                  Mr. Spurlock is President, a director, and a shareholder of the Corporation, the sole general partner of the Partnership, and, as such, shares the voting power and the investment power of both the Partnership and the Corporation. Accordingly, Mr. Spurlock has beneficial ownership of 3,364,800 shares of Common Stock. Mr. Spurlock also has beneficial ownership of 306,000 shares of Common Stock, which he holds in his individual capacity.

                  Prior to the formations of the Partnership and the Corporation, Mr. Spurlock had beneficial ownership of 2,406,000 shares of Common Stock, all of which he held in his individual capacity. Mr. Spurlock subsequently gave the right to acquire 33,648 shares to the Corporation and the right to acquire 2,066,352 shares to the Partnership.

                  The source and amount of funds or other consideration used by Mr. Spurlock in acquiring beneficial ownership of shares of Common Stock, prior to the formations of the Partnership and the Corporation, were as follows:

                  On July 15, 1996, Air Resources Corporation ("Air Resources") was converted from a Colorado chartered corporation to a Virginia corporation by merging into the Issuer pursuant to an Agreement and Plan of Merger dated as of February 15, 1996 (the "Plan"). Under the Plan, each outstanding share of common stock of Air Resources was converted into one share of Common Stock. As a result of his ownership of a similar number of shares of common stock of Air Resources, Mr. Spurlock acquired beneficial ownership of 2,406,000 shares of Common Stock on July 15, 1996.

                  The source and amount of funds or other consideration used by Mr. Spurlock in acquiring beneficial ownership of shares of common stock of Air Resources were as follows:

                  (i) 1,333,334 shares of common stock of Air Resources were acquired through the conversion of 666,667 shares of preferred stock of Air Resources on a two-for-one basis on December 21, 1995. Mr. Spurlock acquired these shares of preferred stock in consideration for all of the capital stock of Spurlock Adhesives, a subsidiary of the Issuer and formerly a subsidiary of Air Resources, pursuant to an Agreement and Plan of Reorganization dated April 22, 1992, between Air Resources and Spurlock Adhesives.

                  (ii) 1,066,666 shares of common stock of Air Resources were acquired through the conversion of 533,333 shares of preferred stock of Air Resources on a two-for-one basis, on December 21, 1995. Mr. Spurlock purchased these shares of preferred stock from BTL Specialty Resins Corp. for $250,000 in September 1994 with personal funds.

                  (iii) 6,000 shares of common stock of Air Resources were purchased for $7,980 in September 1993 with personal funds.


                               Page 6 of 17 Pages

                  Irvine R. Spurlock

                  Mr. Spurlock is Vice President, a director, and a shareholder of the Corporation, the sole general partner of the Partnership, and, as such, shares the voting power and the investment power of both the Partnership and the Corporation. Accordingly, Mr. Spurlock has beneficial ownership of 3,364,800 shares of Common Stock. Mr. Spurlock also has beneficial ownership of 70,000 shares of Common Stock, all of which he holds in his individual capacity and 50,000 shares of which are options to purchase shares of Common Stock.

                  Prior to the formations of the Partnership and the Corporation, Mr. Spurlock had beneficial ownership of 702,400 shares of Common Stock, all of which he held in his individual capacity. Mr. Spurlock subsequently gave the right to acquire 33,648 shares to the Corporation and the right to acquire 598,752 shares to the Partnership.

                  The source and amount of funds or other consideration used by Mr. Spurlock in acquiring beneficial ownership of shares of Common Stock, prior to the formations of the Partnership and the Corporation, were as follows:

                  On July 15, 1996, Air Resources was converted from a Colorado chartered corporation to a Virginia corporation by merging into the Issuer pursuant to the Plan. Under the Plan, each outstanding share of common stock of Air Resources was converted into one share of Common Stock. As a result of his beneficial ownership of a similar number of shares of common stock of Air
Resources, Mr. Spurlock acquired beneficial ownership of 702,400 shares of Common Stock on July 15, 1996.

                  The source and amount of funds or other consideration used by Mr. Spurlock in acquiring beneficial ownership of shares of common stock of Air Resources were as follows:

                  (i) 95,000 shares of common stock of Air Resources were purchased for approximately $28,750 between July 28, 1994 and July 15, 1996 with personal funds.

                  (ii) 50,000 shares of common stock of Air Resources were acquired as a bonus from Air Resources on February 21, 1995.

                  (iii) Pursuant to an agreement between Lloyd B. Putman, H. Norman Spurlock, Jr. and Irvine R. Spurlock, dated January 12, 1996, Messrs. Spurlock and Spurlock each purchased 507,400 shares of Air Resources' common stock from Mr. Putman in consideration of a joint promissory note due in installments ending May 2000. In accordance with the stock purchase agreement, the shares purchased have been pledged as security for the promissory note, but Messrs. Spurlock and Spurlock retain the right to vote their respective shares until an event of default thereunder.

                  (iv) Mr. Spurlock held options to purchase 50,000 shares of common stock of Air Resources at $.50 per share pursuant to the Air Resources Corporation 1995 Stock Incentive

                               Page 7 of 17 Pages

Plan (the "Incentive Plan"). The Issuer has adopted the Incentive Plan under the name Spurlock Industries, Inc. 1995 Stock Incentive Plan, and the options are currently options to purchase 50,000 shares of Common Stock at $.50 per share.

                  H. Norman Spurlock, Jr.

                  Mr. Spurlock is Secretary and Treasurer, a director, and a shareholder of the Corporation, the sole general partner of the Partnership, and, as such, shares the voting power and the investment power of both the Partnership and the Corporation. Accordingly, Mr. Spurlock has beneficial ownership of 3,364,800 shares of Common Stock. Mr. Spurlock also has beneficial ownership of 50,000 shares of Common Stock, which he holds in his individual capacity and which are options to purchase shares of Common Stock.

                  Prior to the formations of the Partnership and the Corporation, Mr. Spurlock had beneficial ownership of 682,400 shares of Common Stock, all of which he held in his individual capacity. Mr. Spurlock subsequently gave the right to acquire 33,648 shares to the Corporation and the right to acquire 598,752 shares to the Partnership.

                  The source and amount of funds or other consideration used by Mr. Spurlock in acquiring beneficial ownership of shares of Common Stock, prior to the formations of the Partnership and the Corporation, were as follows:

                  On July 15, 1996, Air Resources was converted from a Colorado chartered corporation to a Virginia corporation by merging into the Issuer pursuant to the Plan. Under the Plan, each outstanding share of common stock of Air Resources was converted into one share of Common Stock. As a result of his beneficial ownership of a similar number of shares of common stock of Air
Resources, Mr. Spurlock acquired beneficial ownership of 682,400 shares of Common Stock on July 15, 1996.

                  The source and amount of funds or other consideration used by Mr. Spurlock in acquiring beneficial ownership of shares of common stock of Air Resources were as follows:

                  (i) 75,000 shares of common stock of Air Resources were purchased for approximately $18,750 between July 28, 1994 and March 30, 1996 with personal funds.

                  (ii) 50,000 shares of common stock of Air Resources were acquired as a bonus from Air Resources on February 21, 1995.

                  (iii) Pursuant to an agreement between Lloyd B. Putman, H. Norman Spurlock, Jr. and Irvine R. Spurlock, dated January 12, 1996, Messrs. Spurlock and Spurlock each purchased 507,400 shares of Air Resources' common stock from Mr. Putman in consideration of a joint promissory note due in installments ending May 2000. In accordance with the stock purchase agreement, the shares purchased have been pledged as security for the promissory note,

                               Page 8 of 17 Pages
but Messrs. Spurlock and Spurlock retain the right to vote their respective shares until an event of default thereunder.

                  (iv) Mr. Spurlock held options to purchase 50,000 shares of common stock of Air Resources at $.50 per share pursuant to the Incentive Plan. The Issuer has adopted the Incentive Plan under the name Spurlock Industries, Inc. 1995 Stock Incentive Plan, and the options are currently options to purchase 50,000 shares of Common Stock at $.50 per share.


Item 4.           Purpose of Transaction.

                  Spurlock Family Limited Partnership

                  The Partnership was formed by the Corporation and the Shareholders to facilitate the continued ownership, management and investment of Common Stock by the family. The Shareholders also desire to facilitate gifts of partnership interests among family members, avoid transfers of Common Stock to non-family members, minimize the rights of future creditors of the family members with respect to the Partnership's assets, and to retain consolidated voting of the shares of Common Stock.

                  Spurlock Family Corporation

                  The Corporation was formed by the Shareholders to serve as general partner of the Partnership and to carry out the purposes of the Partnership. The Shareholders intend to enter into a shareholders' agreement restricting the transferability of the stock of the Corporation to further such purposes.

                  Harold N. Spurlock

                  Mr. Spurlock's purpose in acquiring Common Stock of the Issuer is personal investment. In addition, Mr. Spurlock may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purchase.

                  Irvine R. Spurlock

                  Mr. Spurlock's purpose in acquiring Common Stock of the Issuer is personal investment. Mr. Spurlock intends to exercise his options, which are reported as beneficially owned by him, at such time as he believes will maximize his economic benefit therefrom. In addition, Mr. Spurlock may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purchase.


                               Page 9 of 17 Pages

                  H. Norman Spurlock, Jr.

                  Mr. Spurlock's purpose in acquiring Common Stock of the Issuer is personal investment. Mr. Spurlock intends to exercise his options, which are reported as beneficially owned by him, at such time as he believes will maximize his economic benefit therefrom. In addition, Mr. Spurlock may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purchase.

                  The Partnership, the Corporation and the Shareholders

                  There are no plans or proposals which the Partnership, the Corporation or the Shareholders may have which relate to or would result in:

                  (a)      the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to any of those enumerated above.

                               Page 10 of 17 Pages

Item 5.           Interest in Securities of the Issuer.

                  Spurlock Family Limited Partnership

                  (a)      The   aggregate   number  of shares of Common  Stock
beneficially owned by the Partnership is 3,364,800 or 50.0% of the issued and outstanding shares of Common Stock on August 27, 1996.

                  (b) The reporting person will possess the sole power to vote and dispose of all of the shares of Common Stock described in Item 5(a) above upon the acquisition of Common Stock under the Partnership Agreement.

                  (c) On August 21, 1996, the Partnership obtained the right to acquire 3,364,800 shares of Common Stock in the form of capital contributions from the Corporation, as general partner, and the Shareholders, as limited partners. Accordingly, the Partnership acquired beneficial ownership of 3,364,800 shares of Common Stock on August 21, 1996.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  Spurlock Family Corporation

                  (a)      The   aggregate   number  of  shares of Common  Stock
beneficially owned by the Corporation is 3,364,800 or 50.0% of the issued and outstanding shares of Common Stock on August 27, 1996.

                  (b) The reporting person will possess the shared power to vote and dispose of all of the shares of Common Stock described in Item 5(a) above upon the Partnership's acquisition of Common Stock under the Partnership Agreement.

                  (c) On July 4, 1996, the Corporation obtained the right to acquire 100,944 shares of Common Stock when the Shareholders agreed to make capital contributions to the Corporation of certain of their shares of Common Stock. On August 21, 1996, the Corporation contributed such right to the Partnership upon becoming the sole general partner of the Partnership. Accordingly, the Corporation acquired beneficial ownership of 3,364,800 shares of Common Stock on August 21, 1996.

                  (d)      Not applicable.

                  (e)      Not applicable.


                               Page 11 of 17 Pages

                  Harold N. Spurlock

                  (a)      The   aggregate   number  of  shares of Common  Stock
beneficially owned by Mr. Spurlock is 3,670,800 or 54.6% of the issued and outstanding shares of Common Stock on August 27, 1996.

                  (b) Mr. Spurlock possesses the sole power to vote and dispose of 306,000 of the shares of Common Stock and the shared power to vote and dispose of 3,364,800 of the shares of Common Stock.

                  (c) On July 15, 1996, Air Resources was converted from a Colorado chartered corporation to a Virginia corporation pursuant to the Plan. Under the Plan, each outstanding share of common stock of Air Resources was converted into one share of Common Stock. As a result of his ownership of a similar number of shares of common stock of Air Resources, Mr. Spurlock acquired beneficial ownership of 2,406,000 shares of Common Stock on July 15, 1996.

                           On July 4, 1996, the Corporation obtained the right
to acquire 100,944 shares of Common Stock when the Shareholders agreed to make capital contributions to the Corporation of certain of their shares of Common Stock. On August 21, 1996, the Partnership obtained the right to acquire 3,364,800 shares of Common Stock in the form of capital contributions from the Corporation, as general partner, and the Shareholders, as limited partners. As a result of his control of the general partner of the Partnership and his direct holdings of 306,000 shares of Common Stock, Mr. Spurlock had beneficial ownership of 3,670,800 shares of Common Stock on August 21, 1996.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  Irvine R. Spurlock

                  (a)      The   aggregate   number  of  shares of Common  Stock
beneficially owned by Mr. Spurlock is 3,434,800 or 50.7% of the issued and outstanding shares of Common Stock on August 27, 1996.

                  (b) Mr. Spurlock possesses the sole power to vote and dispose of 20,000 of the shares of Common Stock and the shared power to vote and dispose of 3,364,800 of the shares of Common Stock. In addition, Mr. Spurlock will possess the sole power to vote and dispose of 50,000 shares of Common Stock upon the exercise of stock options.

                  (c) On July 15, 1996, Air Resources was converted from a Colorado chartered corporation to a Virginia corporation pursuant to the Plan. Under the Plan, each outstanding share of common stock of Air Resources was converted into one share of Common Stock. As a result of his beneficial ownership of a similar number of shares of common stock of Air

                               Page 12 of 17 Pages

Resources, Mr. Spurlock acquired beneficial ownership of 702,400 shares of Common Stock on July 15, 1996.

                           On July 4, 1996, the Corporation obtained the right
to acquire 100,944 shares of Common Stock when the Shareholders agreed to make capital contributions to the Corporation of certain of their shares of Common Stock. On August 21, 1996, the Partnership obtained the right to acquire 3,364,800 shares of Common Stock in the form of capital contributions from the Corporation, as general partner, and the Shareholders, as limited partners. As a result of his control of the general partner of the Partnership and his direct beneficial ownership of 50,000 shares of Common Stock, Mr. Spurlock had beneficial ownership of 3,434,800 shares of Common Stock on August 21, 1996.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  H. Norman Spurlock, Jr.

                  (a)      The   aggregate   number  of   shares of Common Stock
beneficially owned by Mr. Spurlock is 3,414,800 or 50.4% of the issued and outstanding shares of Common Stock on August 27, 1996.

                  (b) Mr. Spurlock possesses the shared power to vote and dispose of 3,364,800 of the shares of Common Stock. In addition, Mr. Spurlock will possess the sole power to vote and dispose of 50,000 shares of Common Stock upon the exercise of stock options.

                  (c) On July 15, 1996, Air Resources was converted from a Colorado chartered corporation to a Virginia corporation pursuant to the Plan. Under the Plan, each outstanding share of common stock of Air Resources was converted into one share of Common Stock. As a result of his beneficial ownership of a similar number of shares of common stock of Air Resources, Mr. Spurlock acquired beneficial ownership of 682,400 shares of Common Stock on July 15, 1996.

                           On July 4, 1996, the Corporation obtained the right
to acquire 100,944 shares of Common Stock when the Shareholders agreed to make capital contributions to the Corporation of certain of their shares of Common Stock. On August 21, 1996, the Partnership obtained the right to acquire 3,364,800 shares of Common Stock in the form of capital contributions from the Corporation, as general partner, and the Shareholders, as limited partners. As a result of his control of the general partner of the Partnership and his direct beneficial ownership of 50,000 shares of Common Stock, Mr. Spurlock had beneficial ownership of 3,414,800 shares of Common Stock on August 21, 1996.

                  (d)      Not applicable.

                               Page 13 of 17 Pages

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  (a)      Family Relationships

                  Harold N. Spurlock is the father of Irvine R. Spurlock and H. Norman Spurlock, Jr. Both sons have reached the age of majority, and live separate and apart from each other and Harold N. Spurlock.

                  (b)      Partnership Relationships

                  Under the Partnership Agreement, the Corporation, Harold N. Spurlock, Irvine R. Spurlock and H. Norman Spurlock, Jr. contributed the right to acquire certain shares of Common Stock to the Partnership in exchange for partnership interests therein. In addition, Harold N. Spurlock, Irvine R. Spurlock and H. Norman Spurlock, Jr. contributed the right to acquire certain shares of Common Stock to the Corporation in exchange for pro rata shareholder interests therein. Pursuant to the Partnership Agreement, the Partnership possesses sole voting and dispositive power with respect to all such shares contributed to the Partnership, and the Corporation and the Shareholders possess shared voting and dispositive power with respect to all such shares.

                  (c)      Relationships with the Issuer

                  Irvine R. Spurlock is Chairman of the Board, President and Chief Executive Officer of the Issuer. H. Norman Spurlock, Jr. is Executive Vice President, Secretary and a director of the Issuer. Harold N. Spurlock is a director of the Issuer and Vice President for Product Development of Spurlock Adhesives.

                  (d)      Pledge of Securities

                  Pursuant to an agreement between Lloyd B. Putman, H. Norman Spurlock, Jr. and Irvine R. Spurlock, dated January 12, 1996, Messrs. Spurlock and Spurlock each purchased 507,400 shares of Air Resources' common stock from Mr. Putman in consideration of a joint promissory note due in installments ending May 2000. In accordance with the stock purchase agreement, the shares purchased have been pledged as security for the promissory note, but Messrs. Spurlock and Spurlock retained the right to vote their respective shares until an event of default thereunder. Under the Partnership Agreement, such right to vote has been transferred to the Partnership.



                               Page 14 of 17 Pages

Item 7.  Material to be Filed as Exhibits.

                  See Exhibit Index attached hereto.



                               Page 15 of 17 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                        SPURLOCK FAMILY LIMITED
                                        PARTNERSHIP

                                        By:      SPURLOCK FAMILY
                                                 CORPORATION, General Partner




Date:  August 27, 1996                  /s/ Harold N. Spurlock
                                        ----------------------
                                        Harold N. Spurlock, President





                                        SPURLOCK FAMILY CORPORATION




Date:  August 27, 1996                  /s/ Harold N. Spurlock
                                        ----------------------
                                        Harold N. Spurlock, President

                                        Consented to:




Date:  August 27, 1996                  /s/ Harold N. Spurlock
                                        HAROLD N. SPURLOCK




Date:  August 27, 1996                  /s/ Irvine R. Spurlock
                                        IRVINE R. SPURLOCK




Date:  August 27, 1996                  /s/ H. Norman Spurlock, Jr.
                                        H. NORMAN SPURLOCK, JR.





Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (see 18 U.S.C. 1001).

                                  Exhibit Index

Exhibit     Description

A.          Agreement of Limited Partnership dated August 21, 1996.


B.          Agreement Relating to the Filing of Joint
            Acquisition Statements as Required by
            Rule 13d-1(f) of the Exchange Act.

                                                                       Exhibit A

                            Partnership Agreement of


                       Spurlock Family Limited Partnership

                                Table of Contents

         Recitals:........................................................  1

         Section I.  Name.................................................  1

         Section II.  Place of Business, Agent............................  1
                           A.       Place of Business.....................  1
                           B.       Agent.................................  1

         Section III.  Business...........................................  2

         Section IV.  Term................................................  2
                           A.       Initial Term..........................  2
                           B.       Extension.............................  2

         Section V.  Capital and Partnership Interests....................  2
                           A.       Partnership Interests.................  2
                           B.       Additions.............................  2
                           C.       Adjustments...........................  2
                           D.       Loans.................................  3
                           E.       Amount of Contributions...............  3
                           F.       No Interest Paid......................  3
                           G.       Withdrawals...........................  3

         Section VI.  Profits, Losses, and Cash Flow......................  3
                           A.       Profits and Losses....................  3
                           B.       Assignment or Death...................  4
                           C.       Cash Flow.............................  4

         Section VII.  Management.........................................  4
                           A.       General Partner.......................  4
                           B.       Multiple General Partners.............  5
                           C.       Compensation..........................  5
                           D.       Expenses..............................  5
                           E.       Limited Partner.......................  6
                           F.       Tax Matters Partner...................  6

         Section VIII.  Financial Statements..............................  6

         Section IX.  Banking.............................................  6

         Section X.  Transfer of Partnership Interests....................  6
                           A.       General Prohibition...................  6
                           B.       Permitted Transfers...................  6
                           C.       Right of First Refusal................  7
                           D.       Purchase Price........................  7
                           E.       Purchase Terms........................  8
                           F.       Closing...............................  8
                           G.       Admission of Substitute Partner.......  8

         Section XI.  Amendments..........................................  8

         Section XII.  Expulsion, Death of Limited Partners...............  9
                           A.       Expulsion.............................  9
                           B.       Limited Partner's Death, Etc..........  9

         Section XIII.  Dissolution.......................................  9
                           A.       Causes................................  9
                           B.       Continuation..........................  9
                           C.       Liquidation...........................  9
                           D.       Gain or Loss.......................... 10
                           E.       Partnership Assets Sole Source........ 10

         Section XIV.  Power of Attorney.................................. 10
                           A.       General............................... 10
                           B.       Power With an Interest................ 10

         Section XV.  Miscellaneous....................................... 11
                           A.       Notices............................... 11
                           B.       Non-Waiver............................ 11
                           C.       Severability.......................... 11
                           D.       Good Faith............................ 11
                           E.       Governing Law......................... 11
                           F.       Cumulative Rights..................... 11
                           G.       Other Activities...................... 12
                           H.       Confidentiality....................... 12
                           I.       Counterparts.......................... 12
                           J.       Waiver of Partition................... 12
                           K.       Binding Terms......................... 12
                           L.       Personal Property..................... 12
                           M.       Gender and Number..................... 12

         Section XVI.  Definitions........................................ 12
                           A.       Agreement............................. 12
                           B.       Capital Account....................... 12
                           C.       Certificate........................... 12
                           D.       Days.................................. 12
                           E.       General Partner....................... 12
                           F.       Income Offset......................... 13
                           G.       Limited Partner....................... 13
                           H.       Net Cash Flow......................... 13
                           I.       Partners.............................. 13
                           J.       Partnership........................... 13
                           K.       Partnership Capital................... 13
                           L.       Partnership Interests................. 13
                           M.       Tax Sensitive Adjustments............. 13
                           N.       Transfer.............................. 13

                              Partnership Agreement


         This Partnership Agreement (the "Agreement") is entered into and shall be effective as of August __, 1996, by and between the General Partner and the Limited Partners.

                                    Recitals:

         A. The Partners desire to enter into the Agreement to establish a Limited Partnership under the Virginia Revised Uniform Limited Partnership Act;

         B. The Partners desire to permit the transfer of partnership interests among the family members of the Partners in order to facilitate the continued ownership, management and investment of such property by the family. The Partners also desire to facilitate gifts among family members, avoid transfers of partnership interests to non-family members, minimize the rights of future creditors of the family members with respect to the partnership assets, and to promote consolidated voting of Spurlock Industries, Inc. stock; and

         C. The Partners desire to share in the risks, benefits, profits and losses of the Partnership's activities.

         D. All capitalized terms not otherwise defined herein, shall have the meanings ascribed to them, respectively, in Article XVI.

                                   Agreement:

         The Partners agree as follows:

Section I.  Name.

         The Partnership's name is Spurlock Family Limited Partnership.


Section II.  Place of Business, Agent.

         A. Place of Business. The Partnership's principal place of business is 5090 General Mahone Highway, Waverly, Virginia 23890, although the General Partner may change the Partnership's principal place of business to another location and add additional places of business.

         B. Agent. The Partnership's agent for service of process shall be Robert L. Musick, Jr., 1021 E. Cary Street, Two James Center, 16th Floor, Richmond, Virginia 23219. All records that the Partnership is required to keep at a specified office shall be kept at the Partnership's principal place of business.

Section III.  Business.

         The Partnership is formed to own, manage, vote and re-invest stock of Spurlock Industries, Inc., a Virginia corporation, and such other real and personal property as the General Partner may acquire for the Partnership, and to conduct any other lawful business.


Section IV.  Term.

         A. Initial Term. The Partnership shall begin on the effective date of the filing of a Certificate of Limited Partnership with the State
Corporation Commission of Virginia and end on December 31, 2050, unless terminated earlier or later extended.

         B. Extension. The Partnership may be continued beyond its scheduled termination date by an affirmative vote of all the Partners.


Section V.  Capital and Partnership Interests.

         A. Partnership Interests. Each Partner's percentage of Partnership Interest and each Partner's percentage of the total Partnership Capital Accounts shall be the same and shall be indicated on Schedule A attached to this Agreement.

         B. Additions. Any General Partner who has a deficit balance in his or her Capital Account when his or her Partnership Interest is liquidated must contribute to the Partnership capital enough cash to restore that General Partner's Capital Account balance to zero. This contribution shall be made by the end of such taxable year or, if later, within ninety days following the date of that liquidation. Otherwise, a Partner shall not be compelled to make any additional capital contributions.

         C. Adjustments. Each Partner's Capital Account shall be adjusted as necessary to reflect the economic conditions of the Partners and their Partnership Interests. These adjustments shall include, but are not limited to, the following:

                  1. Adjustments to reflect each Partner's distributive share of Partnership profits and losses, including capital gains and losses, and tax-exempt income;

                  2. Adjustments to reflect each Partner's additional contributions to the Partnership;

                  3. Adjustments to reflect distributions made by the Partnership to each Partner; and

                  4.       Tax-Sensitive Adjustments (as defined below).

         D. Loans. A Partner's loans to the Partnership shall not be added to his or her Capital Account.

         E. Amount of Contributions. The amount of a Partner's contributions of property to the Partnership and of the Partnership's distributions of property to a Partner shall be reflected in the Partner's Capital Account at the fair market value of the property on the date of the contribution or distribution, reduced by any liabilities secured by that property, if those liabilities are treated under applicable federal income tax laws as being assumed by or taken subject to by the transferee.

         F. No Interest Paid. A Partner shall receive no interest on his or her capital contributions or Partnership Interest.

         G. Withdrawals. A Partner may withdraw his or her Capital Account only as expressly authorized in this instrument. However, for sixty calendar days immediately following any gratuitous contribution to the capital of the Partnership, a Partner whose Capital Account is thereby gratuitously increased (a "Donee Partner"), shall have the right to withdraw an amount equal to his or her share of such gifts, subject to the following limitations:

                  1. This demand power can be exercised by a written request delivered to the General Partner. The request may be made on behalf of a Donee Partner who is unable to exercise this demand power because of a legal disability (including minority), by a legally authorized guardian or other personal representative. If there is no then serving personal representative, the General Partner shall appoint an appropriate adult individual to act for the disabled Donee Partner in this matter.

                  2. The General Partner must reasonably notify the person who would exercise these demand powers of the existence of the powers, and the existence and amount of the gratuitous contribution to the Partnership's capital.

                  3. The maximum amount that a Donee Partner may withdraw with respect to all gratuitous increases in his or her Capital Account made by the same donor in the same calendar year shall be the lesser of the total amount of the increase in his or her Capital Account and the amount of the federal gift tax annual exclusion in effect on the date of the earliest of such contributions. If requested by a married donor at the time of a contribution, the limitation based on the gift tax annual exclusion shall be twice the amount of the gift tax annual exclusion.

Section VI.  Profits, Losses, and Cash Flow.

         A.       Profits and Losses.

                  1. The Partnership's net profits and losses (and each item of income, deduction, gain, loss, and credit that makes up net profits and losses) shall be computed in accordance with generally accepted accounting principles, consistently applied, and shall be allocated among the Partners solely according to their respective Capital Accounts.

                  2. Notwithstanding the general rule just stated, income, gain, loss, and deductions with respect to property contributed to the Partnership by a Partner shall be shared among the Partners so as to take account of any variation between the basis and the fair market value of the contributed property at the time of the contribution, in accordance with any applicable U.S. Treasury regulations.

                  3. There shall be an "Income Offset," under which net losses that would otherwise be allocated to a Limited Partner and that would cause the Limited Partner's Capital Account to be in a deficit shall instead be allocated to the General Partner. After such an allocation of net losses, net profits shall be allocated to the General Partner, until the General Partner shall have received an allocation of net profits equal to the aggregate allocation of net losses allocated under this paragraph.

         B. Assignment or Death. When a Partner dies, retires, is expelled, or assigns his or her Partnership Interest, profits and losses shall be allocated based on the number of days in that year during which each Partner owned a Partnership Interest, or on any other reasonable basis selected by the General Partner, as long as it is consistent with applicable United States tax laws and regulations.

         C. Cash Flow. The General Partner shall cause the Partnership to distribute its Net Cash Flow annually, in proportion to Partnership Capital Accounts.


Section VII.  Management.

         A. General Partner. The General Partner shall have the full and exclusive power on the Partnership's behalf to manage its business and affairs and to do or cause to be done anything deemed necessary or appropriate for the Partnership's business. This authority includes, but is not limited to, the following:

                  1. The General Partner may vote all shares of Spurlock Industries, Inc. common stock and other securities owned by the Partnership;

                  2. The General Partner may sell real or personal property to any person, giving any warranties or assurances deemed appropriate;

                  3. The General Partner may buy, lease, or otherwise acquire real or personal property to carry on and conduct the Partnership's business;

                  4. The General Partner may borrow money for the Partnership's business;

                  5. The General Partner may issue promissory notes and other debt instruments (negotiable or nonnegotiable), in any amounts and secured by any encumbrance on all or any part of the Partnership's assets;

                  6. The General Partner may assign any debts owing to the Partnership;

                  7. The General Partner may engage in any other means of financing;

                  8. The General Partner may enter into any agreement for sharing of profits and any joint venture agreement with any person or entity engaging in any business or venture in which this Partnership may engage;

                  9. The General Partner may manage, administer, conserve, improve, develop, operate, lease, utilize, and defend the Partnership's assets, directly or through third parties;

                  10. The General Partner may execute any type of agreement or instrument in connection with any other Partnership power;

                  11. The General Partner may employ all types of agents and employees (including lawyers and accountants), even if they are related by blood, marriage, or business relationship with the General Partner, and to pay them reasonable compensation;

                  12. The General Partner may buy or otherwise obtain the use of any type of equipment or other property that may be convenient or advisable in connection with any Partnership business;

                  13. The General Partner may incur any reasonable expense for travel, telephone, insurance, taxes, and such other things, in carrying on the Partnership's business;

                  14. The General Partner may sue and be sued, complain and defend in the Partnership's name of and on its behalf; and

                  15. The General Partner may quitclaim, release or abandon any Partnership assets with or without consideration.

         B. Multiple General Partners. Multiple General Partners shall act by an affirmative vote of the Partners holding a majority of the General Partnership Interests.

         C. Compensation. The General Partner shall receive reasonable compensation for management of the Partnership.

         D. Expenses. All reasonable expenses incurred by the General Partner in conducting the Partnership's business, including (but not limited to) overhead, administrative and travel expenses, and professional, technical, and other services, shall be reimbursed by the Partnership.

         E. Limited Partner. A Limited Partner (other than one who is also a General Partner) shall take no part in the management of the Partnership.

         F. Tax Matters Partner. Spurlock Family Corporation shall be the tax matters partner and, as such, shall be solely responsible for representing the Partnership in all dealings with the U.S. Internal Revenue Service and any state, local, and any foreign tax authorities. The Tax Matters partner shall keep the other Partners reasonably informed of any Partnership dealings with any tax agency.


Section VIII.  Financial Statements.

         Within a reasonable period after the close of each fiscal year, the General Partner shall, at the Partnership's expense, give a written report to each Partner who requests it, indicating that Partner's share of the Partnership income or loss and any changes in that Partner's Capital Account. This may be satisfied by giving each Partner a copy of any tax form which includes such information.


Section IX.  Banking.

         All Partnership funds shall be deposited in its name in such accounts as the General Partner may designate. The General Partner may authorize other persons to draw checks on Partnership bank accounts, but such authority must be in writing. Each bank in which a Partnership account is maintained is relieved of any responsibility to inquire into a Partner's authority to deal with such funds, and is absolved of all liability with respect to withdrawals from such Partnership accounts by any person duly authorized by the General Partner.


Section X.  Transfer of Partnership Interests.

         A. General Prohibition. Except as otherwise permitted by the Agreement, a Partner shall not Transfer any Partnership Interest. An attempted Transfer of Partnership Interest not in accordance with the terms of the Agreement shall not be valid and shall not be reflected on the Partnership's books.

         B. Permitted Transfers. A Partner may transfer any Partnership Interest with the written consent of all the Partners. In addition, a Partner may transfer during life or at death all or any portion of his Partnership Interest to (a) another Partner, (b) a lineal descendant of a Partner or a lineal descendant of the deceased Partner, or (c) a trust established solely for the benefit of one or more of (i) a Partner, (ii) a lineal descendant of a Partner, or (iii) a lineal descendant of the deceased Partner, except that any spouse of a Partner or the spouse of the deceased Partner may hold an income interest in such trust and/or a limited power to appoint the income and/or principal of such trust to a Partner and/or a lineal descendant of a Partner and/or a lineal descendant of the deceased Partner. The requirements of paragraphs C. through G. of this Section X shall not apply to permitted transfers under this paragraph. A permitted transferee under this paragraph shall be admitted as a substitute or additional Partner upon his or her agreement in writing to assume all of the obligations and undertakings of the transferor Partner under this Agreement.

         C.       Right of First Refusal.

                  1. Except to the extent of a permitted transfer as described in paragraph B above, a Partner who wishes to Transfer any Partnership Interest, or who has reason to believe that an involuntary Transfer or a Transfer by operation of law is reasonably foreseeable (an "Offering Partner"), shall first give each other Partner written notice of his intent to Transfer such Partnership Interest (the "Offered Interest") or of his knowledge that an Involuntary Transfer or Transfer by operation of law is reasonably foreseeable. This notice must contain a description of the portion of the Partnership Interest to be Transferred, the consideration (if any) to be paid, the terms of Transfer and of the payment of consideration (including, but not limited to, the relative percentages of cash and debt, and the terms of any debt instruments), and the name, address (both home and office), and business or occupation of the person to whom the Partnership Interest would be transferred, and any other facts which are or would reasonably be deemed material to the proposed Transfer.

                  2. Upon the receipt of such notice, each other Partner shall have a right to buy that share of the Offered Interest having the same proportion to all of the Offering Partner's Partnership Interest as the buying Partner's Partnership Interest bears to the Partnership Interests of all Partners (except the Offering Partner). If a Partner does not exercise his right to buy his proportional share of the Offered Interest, each other Partner shall have a right to buy that share of the Offered Interest having the same proportion to all of the Offering Partner's Partnership Interest as the buying Partner's Partnership Interest bears to the Partnership Interests of all Partners (except the Offering Partner and any Partner not wishing to purchase a share of the Offered Interest).

                  3. Each Partner may exercise this purchase option by giving the Offering Partner written notice within thirty calendar days after receipt of the latter's notice.

                  4. If the  Partners  do not  agree  to buy all of the  Offered
Interest, the Offering Partner may complete the intended Transfer. If this Transfer is not completed within thirty calendar days after expiration of the option period, any attempted Transfer shall be deemed pursuant to a new offer and this section shall again apply.

         D. Purchase Price. The purchase price that the Partners must pay for the Offered Interest under this section shall be the lesser of (i) that purchase price of the proposed Transfer, and (ii) the fair market value of the Offered Interest as determined by an independent appraiser selected by the General Partner, whose decision in this matter shall be conclusive.

         E. Purchase Terms. One-quarter of the purchase price shall be paid in cash or by good personal check at the closing for the sale of such Partnership Interest, and the balance shall be paid in twenty equal quarterly principal payments beginning three months after the date of such closing. Simple interest shall be added to each installment, computed against the outstanding principal balance at the Applicable Federal Rate determined for federal income tax purposes on the date of the closing. The buyer shall give the Offering Partner a promissory note as evidence of this debt, and the buyer may prepay all or any part of the principal balance of the note at any time without penalty or premium.

         F.       Closing.

                  1. The purchase of a Partnership Interest under this section shall take place at a closing to be held not later than the tenth day after the earlier of the date on which the Partners' purchase options all have expired, or the earliest date on which the Partners in the aggregate exercise their purchase options, if any, to buy all of the offered Partnership Interest. The closing shall be held during normal business hours at the Partnership's principal business office, or at any other place to which the parties agree.

                  2. If the offering Partner is not present at the closing, then the buyer shall deposit the purchase price by check, note, or both, as this section requires, with any state or federally chartered bank with which the Partnership has an account, as escrow agent, to be paid to the Offering Partner as soon as is reasonably practicable, less an appropriate fee to the Partnership (not to exceed one thousand dollars) to cover additional administrative costs, and the Partnership shall adjust its books to reflect the transfer of these Partnership Interests.

         G. Admission of Substitute Partner. No person to whom a Partnership Interest is properly transferred (other than a permitted transferee under paragraph B. of this Section X) shall be substituted as a new Partner in place of the Offering Partner until:

                  1. He or she agrees in writing to assume all of the obligations and undertakings of the Offering Partner under this Agreement;

                  2. He or she pays the Partnership a reasonable fee to cover costs of preparing, executing and recording all pertinent documents; and

                  3. He or she is elected a Partner by a unanimous vote of the other Partners.


Section XI.  Amendments.

         This Agreement shall be amended automatically to reflect the admission of a substitute Partner pursuant to any valid Transfers of Partnership Interests. Otherwise, this Agreement shall be amended only with the unanimous consent of the Partners.

Section XII.  Expulsion, Death of Limited Partners.

         A. Expulsion. Any Limited Partner, other than Harold N. Spurlock, Sr., Irvine R. Spurlock or H. Norman Spurlock, Jr., may be expelled from the Partnership by the unanimous decision of the Partners other than the Limited Partner expelled. However, the Partnership must pay an expelled Partner an amount equal to the fair market value of the expelled Partner's Partnership Interest. The fair market value of an expelled Partner's Partnership Interest shall be determined by an independent appraisal performed by a professional appraiser selected by the General Partner whose decision in this matter shall be conclusive.

         B.        Limited   Partner's   Death,   Etc.  A  Limited   Partner's
death, adjudication of insanity or incompetence shall not dissolve the Partnership. Instead, the personal representative of the deceased Limited Partner's estate, or the legal representative of an incompetent or insane Limited Partner, shall have the same rights and be subject to the same limitations as the Limited Partner that they represent.


Section XIII.  Dissolution.

         A. Causes. The Partnership shall be dissolved upon the expiration of its stated term, the written determination of all the Partners, or the death or withdrawal of the last then-serving General Partner.

         B. Continuation. If, within ninety days from the General Partner's death or withdrawal, the other Partners elect to continue the Partnership, then:

                  1. The Partnership shall not be dissolved and it shall continue under this Agreement;

                  2. A General Partnership Interest of any deceased General Partner shall retain its character as a General Partnership Interest if such interest is transferred at death to a permitted transferee as defined in paragraph B. of Section 10 of the Agreement (and the Agreement and certificate shall be amended). In all other cases, such General Partnership Interest shall be converted into a Limited Partnership Interest, and the former General Partner's successors or assigns shall become Limited Partners; and

                  3. The Limited Partners shall elect a new General Partner or General Partners if there are no General Partner (and the Agreement and certificate shall be amended).

         C. Liquidation. Upon its dissolution, the Partnership shall commence to wind up its affairs. The Partners shall continue to share in profits and losses during liquidation as they did before dissolution. The Partnership's assets may be sold, if a price deemed reasonable by the General Partner can be obtained. The proceeds from liquidation of Partnership assets shall be applied as follows:

                  1. First, all of the Partnership's debts and liabilities to persons other than Partners shall be paid and discharged in the order of priority as provided by law;

                  2. Second, all debts and liabilities to Partners shall be paid and discharged in the order of priority as provided by law; and

                  3. Third, all remaining assets shall be distributed proportionately among the Partners based on their respective positive Capital Accounts.

         D. Gain or Loss. Any gain or loss on the disposition of Partnership properties in the process of liquidation shall be credited or charged to the Partners in proportion to their Partnership Interests; except that gain or loss with respect to property contributed to the Partnership by a Partner shall be shared among the Partners so as to take account of any variation between the basis of the property so contributed and its fair market value at the time of contribution, in accordance with any applicable U.S. Treasury regulations. Any property distributed in kind in the liquidation shall be valued and treated as though it were sold and the cash proceeds distributed. The difference between the value of property distributed in kind and its book value shall be treated as a gain or loss on the sale of property, and shall be credited or charged to the Partners accordingly.

         E. Partnership Assets Sole Source. The Partners shall look solely to the Partnership's assets for the payment of any debts or liabilities owed by the Partnership to the Partners and for the return of their capital contributions and liquidation amounts. If the Partnership property remaining after the payment or discharge of all of its debts and liabilities to persons other than Partners is insufficient to return the Partners' capital contributions, they shall have no recourse therefor against the Partnership or any other Partners, except to the extent that such other Partners may have outstanding debts or obligations owing to the Partnership.


Section XIV.  Power of Attorney.

         A. General. Each Limited Partner names the General Partner as the Limited Partner's attorney-in-fact, and gives the General Partner full power and authority, in the place of the Limited Partner, to file and record any written instruments that are necessary or appropriate to: (a) amend the certificate of Partnership; (b) satisfy requirements of the laws of any state in which the Partnership is doing business; (c) continue the Partnership, admit additional or substituted Partners, dissolve or terminate the Partnership or any interest in it; (d) obtain or settle any loan; and (e) transfer any Partnership assets.

         B. Power With an Interest. The power of attorney granted under this section is coupled with an interest, irrevocable, and survives the Limited Partner's incompetency. This power of attorney may be exercised by the General Partner by a facsimile signature or by listing all of the Limited Partners with a signature of the General Partner as the attorney-in-fact for all of them. This power of attorney survives the assignment of a Limited Partner's interest, and empowers the General Partner to act to the same extent for any successor Limited Partner.


Section XV.  Miscellaneous.

         A.       Notices.

                  1. Any notice under this Agreement shall be given and served either by personal delivery to the party to whom it is directed, or by registered or certified mail, postage and charges prepaid, and if it is sent to a Partner, addressed with his or her address as it appears on the records of the Partnership.

                  2. Any notice shall be deemed given when it is personally delivered, or, if mailed, on the date it is postmarked by the United States Postal Service, if it was addressed as required in this section.

                  3. Any Partner may change his or her address for purposes of this Agreement by written notice to the General Partner, stating his or her new address. A change of address shall be effective fifteen days after the notice is received by the General Partner.

         B. Non-Waiver. Any party's failure to seek redress for violation of or to insist upon the strict performance of any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

         C. Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is invalid for any reason whatsoever, its invalidity shall not affect the validity of the remainder of the Agreement.

         D. Good Faith. The doing of any act or the failure to do any act by a Partner or the Partnership, the effect of which causes any loss or damage to the Partnership, shall not subject such Partner or the Partnership to any liability, if done pursuant to advice of the Partnership's legal counsel or in good faith to promote the Partnership's best interests.

         E. Governing Law. This Agreement is to be construed according to the laws of the State of Virginia.

         F. Cumulative Rights. The rights and remedies provided in this Agreement are cumulative and the use of any right or remedy does not limit a party's right to use any or all other remedies. All rights and remedies in this Agreement are in addition to any other legal rights the parties may have.

         G.       Other Activities.  Every Partner may engage in whatever

         H. Confidentiality. No Partner may, without the General Partner's express written consent, divulge to others any information not already known to the public pertinent to the services, clients, customers or operations of the Partnership, whether before or after the Partnership's dissolution.

         I. Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had all signed the same document. All counterparts shall be construed together and shall constitute one agreement.

         J. Waiver of Partition. Each Partner waives any right to maintain any action for partition with respect to the Partnership's property or assets during the Partnership's term.

         K. Binding Terms. The terms of this Agreement are binding upon and inure to the benefit of the parties and, to the extent permitted by this
Agreement,  their  heirs,  executors,   administrators,  legal  representatives,
successors and assigns.

         L. Personal Property. The interests of each Partner in the Partnership are personal property.

         M. Gender and Number. Unless the context requires otherwise, the use of a masculine pronoun includes the feminine and the neuter, and vice versa, and the use of the singular includes the plural, and vice versa.


Section XVI.  Definitions.

         A. Agreement. The "Agreement" is the Spurlock Family Limited Partnership Agreement, as amended from time to time. The Agreement shall include all schedules amended from time to time.

         B. Capital Account. "Capital Account" has the meaning ascribed to such term in U.S. Treasury regulation ss. 1.704-1(b), as amended.

         C. Certificate. The "Certificate" is the certificate of limited partnership filed on behalf of Spurlock Family Limited Partnership as amended from time to time.

         D. Days. "Day" or "days" refers to a calendar day, including any days which fall on legal holidays or weekends.

         E. General Partner. The "General Partner" shall refer to the General Partner listed on Schedule A attached hereto, and any additional or successor General Partners.

         F. Income Offset. The "Income Offset" shall be synonymous with and interpreted consistently with the "qualified income offset" defined in U.S. Treasury regulation ss. 1.704- l(b)(2)(ii)(d), as amended.

         G. Limited Partners. The "Limited Partners" shall refer to the Limited Partners listed on Schedule A attached hereto, and any persons who later become Limited Partners.

         H. Net Cash Flow. Net cash flow is the Partnership's total net income, computed for federal income tax purposes, increased by any depreciation or depletion deductions taken into account in computing taxable income and any nontaxable income or receipts (other than capital contributions and the proceeds of any Partnership borrowing); and reduced by any principal payments on any Partnership debts, expenditures to acquire or improve Partnership assets, and such reasonable reserves and additions thereto as the General Partner shall determine to be advisable and in the best interests of the Partnership, having due regard to the interests of the Limited Partner.

         I. Partners. The "Partners" or a "Partner," when used without the words "General" or "Limited," shall refer to both the General and Limited Partners.

         J. Partnership. The "Partnership" is the Spurlock Family Limited Partnership.

         K. Partnership Capital. The "Partnership Capital" is the total of the Partners' capital contributions.

         L.       Partnership Interests.  The "Partnership Interests" are the

         M. Tax Sensitive Adjustments. The "Tax Sensitive Adjustments" are all adjustments to a Partner's Capital Account that are not specifically required under the terms of this Agreement, but that are required by U.S. Treasury regulations ss. 1.704-1(b)(2)(iv) ("Maintenance of Capital Accounts"), as amended. These adjustments shall be made annually, unless these regulations require a more frequent adjustment.

         N. Transfer. A "Transfer" of a partnership interest includes any sale, pledging, encumbering, giving, bequeathing, or other transferring or disposing of, or permitting to be sold, encumbered, attached, or otherwise disposed of or have ownership changed in any manner, whether voluntarily, involuntarily, or by operation of law. "Transfer" shall not include any assignment of any Partnership Interest to another Partner or to any trust that is entirely revocable by the assignor, but such trust shall be treated as the agent of the assignor, and any subsequent disposition of such Partnership Interest by such trust shall be deemed to have been made by the trust's settlor or grantor.

         Witness the following duly authorized signatures of the Partners:

                              Spurlock Family Corporation, General Partner

                              By:    /s/ Harold N. Spurlock, Sr.
                              By:   ---------------------------------------
                                     Harold N. Spurlock, Sr., President

                              /s/ Harold N. Spurlock, Sr.
                              ---------------------------------------------
                              Harold N. Spurlock, Sr., Limited Partner

                              /s/ Irvine R. Spurlock
                              ---------------------------------------------
                              Irvine R. Spurlock, Limited Partner

                              /s/ H. Norman Spurlock, Jr.
                              ---------------------------------------------
                              H. Norman Spurlock, Jr., Limited Partner




State of Virginia                           )
                                            )  ss.
County/City of   Richmond                   )
               -------------

         The foregoing instrument was acknowledged before me, the undersigned notary, by Harold N. Spurlock, Sr., President of Spurlock Family Corporation, a Virginia corporation, as General Partner, on this 21st day of August, 1996.
                                                  ----
                                  /s/ Bonnie Cross
                                  ------------------------------------
                                  Notary Public

My commission expires:   February 28  , 19  98 .
                         ------------      ----



State of Virginia                           )
                                            ) ss.
County/City of   Richmond                   )
              --------------

         The foregoing instrument was acknowledged before me, the undersigned notary, by Harold N. Spurlock, Sr. as Limited Partner, on this 21st day of
August, 1996.                                                        ----

                                   /s/ Bonnie Cross
                                  ------------------------------------
                                  Notary Public


My commission expires:     February 28  , 19  98  .
                       ----------------      ----



State of Virginia                           )
                                            ) ss.
County/City of     Richmond                 )
               -----------------

         The foregoing instrument was acknowledged before me, the undersigned notary, by Irvine R. Spurlock as Limited Partner, on this 21st day of August,
1996.                                                        ----

                                  /s/ Bonnie Cross
                                  ------------------------------------
                                  Notary Public

My commission expires:  February 28    , 19 98  .
                      ----------------     ----



State of Virginia                           )
                                            ) ss.
County/City of   Richmond                   )
               ------------------

         The foregoing instrument was acknowledged before me, the undersigned notary, by H. Norman Spurlock, Jr. as Limited Partner, on this 21st day of
August, 1996.                                                       -----
                                  /s/ Bonnie Cross
                                  ------------------------------------
                                  Notary Public

My commission expires:   February 28   , 19 98 .
                      ----------------     ----

                                   Schedule A

                       Partners and Partnership Interests



     Partners                         Partnership       Initial Capital
                                       Interests         Contributions
   General Partner

Spurlock Corporation
EIN                                      3.000%       100,944 shares Spurlock
5090 General Mahone Hwy.                              Industries, Inc. common
Waverly, Virginia 23890                               stock:
                                                                  $
   Limited Partners                                   Cash:              $300

Harold N. Spurlock, Sr.
SSN  ###-##-####
1616 Blair Road                          61.410%      2,066,352 shares
Petersburg, Virginia 23805                            Spurlock Industries, Inc.
                                                      common stock:
                                                                  $
Irvine R. Spurlock                                    Cash:            $6,140
SSN ###-##-####
17062 Cabin Point Rd.                    17.795%      598,752 shares Spurlock
Carson, Virginia 23830                                Industries, Inc. common
                                                      stock(1):
                                                                  $
H. Norman Spurlock, Jr.                               Cash:            $1,780
SSN ###-##-####
1706 Westover Ave.                       17.795%      598,752 shares Spurlock
Petersburg, Virginia 23805                            Industries, Inc. common
                                                      stock(1):
                                                                  $
         Total                                        Cash:            $1,780
                                        100.000%
  Initial Capital                                     3,364,800 shares
   Contributions                                      Spurlock Industries, Inc.
                                                      common stock:
                                                                  $
                                                      Cash:           $10,000


1. 507,400 of these shares are being transferred to the Partnership subject to their pledge to Lloyd B. Putman as collateral for payment of a promissory note jointly made by Irvine R. Spurlock and H. Norman Spurlock, Jr. in favor of Mr. Putman. In the event that either or both Irvine R. Spurlock or H. Norman Spurlock, Jr. is unable to deliver such shares, free and clear of liens and encumbrances, his Partnership Interest percentage shall be adjusted on a pro rata basis.
- --------------------------------------------------------------------------------

                                    Initials:

                                    Harold N. Spurlock, Sr.         HNS
                                                            -----------------
                                    Irvine R. Spurlock              IRS
                                                            -----------------
                                    H. Norman Spurlock, Jr.         HNS
                                                            -----------------

                                                                       Exhibit B

                            AGREEMENT TO JOINT FILING
                                   OF FORM 13D
                              DATED AUGUST 27, 1996


         We individually and jointly agree to submit this Form 13D on behalf of each of us.


                                       SPURLOCK FAMILY LIMITED
                                       PARTNERSHIP

                                       By:      SPURLOCK FAMILY
                                                CORPORATION, General Partner




Date:  August 27, 1996                 /s/ Harold N. Spurlock
                                       ----------------------
                                       Harold N. Spurlock, President





                                       SPURLOCK FAMILY CORPORATION




Date:  August 27, 1996                 /s/ Harold N. Spurlock
                                       ----------------------
                                       Harold N. Spurlock, President